Avalon Acquisition Inc.

2 Embarcadero Center, 8th Floor

San Francisco, CA 94111

March 16, 2021

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C., 20549

Attention: Loan Lauren Nguyen

   Irene Barberena-Meissner

   Ethan Horowitz

   Jennifer O’Brien

Re:  Avalon Acquisition Holdings, Inc.

Registration Statement on Form S-1

Filed February 26, 2021

Amendment No. 1 to Registration Statement on Form S-1

Filed March 5, 2021

File No. 333-253654

Dear Ms. Nguyen, Ms. Barberena-Meissner, Mr. Horowitz and Ms. O’Brien:

On behalf of Avalon Acquisition Holdings, Inc., a Delaware corporation (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter on March 12, 2021 (the “Comment Letter”) with respect to the Company’s above referenced Forms.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Registration Statement on Form S-1 filed February 26, 2021
Index to Financial Statements, page F-1

1.       Revise to provide updated financial statements as of and for the period ended December 31, 2020 to comply with Rule 8-08 of Regulation S-X and to provide corresponding updated disclosures throughout your filing.

In response to the Staff’s comment, the Company has revised the disclosure in the Form S-1 to include updated financial statements as of and for the period ended December 31, 2020 beginning on page F-1 and to include corresponding updated disclosures throughout the filing.

Amendment No. 1 to Registration Statement filed March 5, 2021

Risk Factors

The provisions of our certificate of incorporation that relate to our pre-business combination activity, page 45

2.	Your amended and restated certificate of incorporation states that you will require a resolution passed by a majority of holders of at least ninety percent (90%) of the outstanding shares of Class B common stock entitled to vote thereon to amend the provision that prior to the closing of your initial business combination, the holders of Class B common stock shall have the exclusive right to elect and remove any director. Please revise this risk factor or another appropriate section to clarify your disclosure.

In response to the Staff’s comment, the Company has revised the risk factor to clarify the referenced disclosure on p. 45.

Exhibits

3.	We note your disclosure on page 51 of the registration statement you filed on February 26, 2021 indicates that your certificate of incorporation will select the Court of Chancery in the State of Delaware as the exclusive forum for certain claims, including derivative actions. However, the amended and restated certificate of incorporation you filed as Exhibit 3.2 does not include an exclusive forum provision. In addition, we note your disclosure on page 45 of the same registration statement indicates the courts of the State of New York or the United States District Court for the Southern District of New York shall be the exclusive forum for any action, proceeding or claim against you arising out of or relating in any way to the warrant agreement. However, the exclusive forum provision in Section 9.3 of your form of warrant agreement filed as Exhibit 4.4 selects the courts of the City of New York, County of New York, State of New York or the United States District Court for the Southern District of New York as such exclusive forum. Please revise your prospectus disclosure or your form of amended and restated certificate of incorporation and form of warrant agreement to address these discrepancies.

In response to the Staff’s comment, the Company has revised the amended and restated certificate of incorporation, filed as Exhibit 3.2, to include an exclusive forum provision. In response to the Staff’s comment, the Company has also revised the warrant agreement, filed as Exhibit 4.4, to delete the reference to the courts of the City of New York and the County of New York from the exclusive forum provision in Section 9.3.

Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to William N. Haddad, Esq. of Venable LLP, counsel to the Company, at (212) 503-9812.

Very truly yours,

/s/ S. Craig Cognetti

___________________________________

S. Craig Cognetti

Chief Executive Officer

cc: William N. Haddad, Esq., Venable LLP

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